SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number 1-14926
KT Corporation
(Translation of registrant’s name into English)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF 2009 FIRST HALF BUSINESS REPORT
(From January 1, 2009 to June 30, 2009)
THIS IS A SUMMARY OF THE 2009 FIRST HALF YEAR REPORT ORIGINALLY PREPARED IN KOREAN AND IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION. IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Corporate General
1. General Information
A. Date of Incorporation
KT Corporation (“KT”) was incorporated on December 10, 1981 under the Korea Telecom Act with the purpose of offering telecommunication services business. On December 23, 1998 KT was listed on the Korea Stock Exchange (later, Korea Exchange).
B. Postal address of Headquarters, telephone and company website
1)	Postal address : 206 Jungja-dong, Bundang-gu, Sungnam City, Gyunggi-do 463-711 Korea

2)	Telephone : +82 31 727 0114

3)	Company website : http://www.kt.com
C. Main Business
We are a telecommunications service provider providing fixed-line, broadband internet, mobile services. In an effort to maintain our leadership in the telecommunication market, we have launched new services such as IP-TV, VoIP and WiBRO responding to the recent industry trends of convergence between telecommunications and broadcasting and between fixed and mobile communication. As a result of the merger with former KT Freetel we have amended our articles of incorporation at the extraordinary shareholders meeting held in March 27, 2009. As of the end of the first half of 2009, our business purpose, as specified in our articles of incorporation, is to engage in the following business activities:

Business purpose	Other
1. Information and communications business;
2. New media business;
3. Development and sale of software and contents;
4. Sale and distribution of information communication equipment
5. Testing and inspection of information communication equipment, device or facilities;
6. Advertisement business;
7. Retail business via telephone, mail order or online;
8. IT facility construction business and electrical construction business;
9. Real estate and housing business;
10. Electronic banking and finance business;
11. Education and learning service business;
12. Security service business (machinery system surveillance service, Facilities security service, etc);
13. Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12; and

14. Frequency-based telecommunications services and other telecommunications services	Added on March 27, 2009
15. Value-added telecommunications business	Added on March 27, 2009
16. Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games	Added on March 27, 2009
17. Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services	Added on March 27, 2009

Business purpose	Other
18. Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17	Added on March 27, 2009
19. Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18	Added on March 27, 2009
20. Tourism	Added on March 27, 2009
21. Insurance agency business	Added on March 27, 2009
22. New and renewable energy and energy generation business	Added on March 27, 2009
23. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.	Amended on March 27, 2009
D. Affiliated Companies
(1) Name of Group : KT
(2) Affiliated Companies (as of August 14, 2009)

Financial
		year		Listed/
No.	Name	ended on	Primary business	Unlisted
1	KT	Dec. 31	Telecommunication business	Listed in KRX
2	KT Powertel Co., Ltd.	Dec. 31	Trunk radio system business	Unlisted
3	KT Networks Corporation	Dec. 31	Telecommunication, specific service provider and value-added service provider	Unlisted
4	KT Linkus Co., Ltd.	Dec. 31	Public telephone maintenance	Unlisted
5	KT Hitel Co., Ltd.	Dec. 31	Data communication	Listed in KOSDAQ
6	KT Submarine Co., LTd.	Dec. 31	Submarine cable construction and maintenance	Listed in KOSDAQ
7	KT Commerce Inc.	Dec. 31	Online commerce (B2B, B2B service)	Unlisted
8	KT Technologies	Dec. 31	Mobile handset development	Unlisted
9	KT M Hows Co., Ltd.	Dec. 31	Mobile marketing	Unlisted
10	KT Rental Co., Ltd.	Dec. 31	Rental Service	Unlisted
11	Sidus FNH Corporation	Dec. 31	Movie production	Unlisted
12	Telecop Service Co., Ltd.	Dec. 31	Security service	Unlisted
13	KT Capital Co., Ltd.	Dec. 31	Financing service	Unlisted
14	KT M&S Co., Ltd.	Dec. 31	Telecommunication devices distribution business	Unlisted
15	Olive Nine Co., Ltd.	Dec. 31	Movie, broadcasting and performance business	Listed in KOSDAQ
16	Olive Nine Creative Co., Ltd.	Dec. 31	Real estate business	Unlisted
17	The Contents Entertainment Co., Ltd.	Dec. 31	Service business	Unlisted

Financial
		year		Listed/
No.	Name	ended on	Primary business	Unlisted
18	Olive Nine Entertainment Co., Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
19	KT FDS Co., Ltd.	Dec. 31	Data communication	Unlisted
20	Nasmedia Co., Ltd.	Dec. 31	Online advertisement business	Unlisted
21	KT Music Co., Ltd.	Dec. 31	Entertainment business	Listed in KOSDAQ
22	Doremi Media Co., Ltd.	Dec. 31	Recording device (magneto-optical disk) and music disc manufacture	Unlisted
23	Doremi Music Publishing Co., Ltd.	Dec. 31	Publishing, printing and recording device reproducing business	Unlisted
24	Music City Media Co., Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
25	Parangoyangi Co., Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
26	D&G Star Co., Ltd.	Dec. 31	Movie, broadcasting and performance business	Unlisted
27	Softnics, Inc.	Dec. 31	Software development and sales	Unlisted
28	JungBoPremiumEdu Co., Ltd.	Dec. 31	Online education business	Unlisted
29	KTDS Co., Ltd. (f/k/a KT Data System Co., Ltd.)	Dec. 31	Management, supply and advisory services of information technology systems	Unlisted

*	On July 1, 2009, we disposed our shares of Olive Nine Co. Ltd.
Olive Nine Co. Ltd. and its related companies (Olive Nine Creative Co. Ltd., The Contents Entertainment Co. Ltd., Olive Nine Entertainment Co. Ltd.) will be excluded as affiliated companies.

*	Doremi Media Co., Ltd., Doremi Music Publishing Co. Ltd. and Parangoyangi Co. Ltd. are expected to be excluded as affiliated companies in the near future.
[Foreign Affiliated Companies]

Financial
		year		Listed/
No.	Name	ended on	Primary business	Unlisted
1	Korea Telecom America Inc.	Dec.31	Foreign telecommunication business	Unlisted
2	Mongolian Telecommunications	Dec. 31	Foreign telecommunication business	Unlisted
3	New Telephone Company Inc.	Dec. 31	Foreign telecommunication business	Unlisted
4	KT Japan, Co., Ltd.	Dec. 31	Foreign telecommunication business	Unlisted
5	KT China Co., Ltd.	Dec. 31	Foreign telecommunication business	Unlisted
6	Super iMax LLC	Dec. 31	Foreign telecommunication business	Unlisted
7	East Telecom LLC	Dec. 31	Foreign telecommunication business	Unlisted
8	KTSC Investment Management B.V.	Dec. 31	Foreign telecommunication business	Unlisted

E. Credit Rating
(1) Overseas Credit Rating

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Nov. 26, 2008	—	A	Fitch: U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 14, 2008	—	A3	Moody’s: U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Annual Assessment
June 30, 2008	—	A-	S&P: U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
July 2, 2007	—	A	Fitch: U.S. (AAA, AA+, AA, AA-, A, ~ D)	Annual Assessment
April 2, 2007	2007 Global Bond	A3	Moody’s: U.S. (Aaa, Aa1, Aa2, Aa3, A1, ~ C)	Special Assessment
April 2, 2007	2007 Global Bond	A-	S&P: U.S. (AAA, AA+, AA, AA-, A, ~ D)	Special Assessment
(2) Domestic Credit Rating

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
Jun. 30, 2009	Commercial Paper	A1	Korea Information Service Inc.	Regular
Jun. 26, 2009	Commercial Paper	A1	Korea Ratings Corporation	Regular
May 20, 2009	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc.	Regular
May 19, 2009	Corporate Bond	AAA	Korea Ratings Corporation	Regular
Feb. 19, 2009	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular
Dec. 19, 2008	Corporate Bond	AAA	Same as above	Regular
July 28, 2008	Corporate Bond	AAA	Same as above	Regular
June 13, 2008	Commercial Paper	A1	Korea Ratings Corporation	Regular
June 11, 2008	Commercial Paper	A1	National Information & Credit Evaluation Inc.	Regular
March 20, 2008	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular
Feb. 18, 2008	Corporate Bond	AAA	Same as above	Regular

Dec. 27, 2007	Corporate Bond	AAA	Same as above	Regular

June 27, 2007	Commercial Paper	A1	Korea Information Service Inc.	Regular

June 21, 2007	Commercial Paper	A1	National Information & Credit Evaluation Inc.	Regular

Date of	Assessed	Credit Rating of	Assessing Company	Assessment
Assessment	Securities, etc.	Assessed Securities	(Scale of Rating)	Type
March 22, 2007	Corporate Bond	AAA	Korea Information Service Inc., National Information & Credit Evaluation Inc., Korea Ratings Corporation	Regular
— Top credit ratings (AAA, A1) were awarded to our existing corporate bonds and commercial papers at our annual credit assessment.
— For corporate bond, there are ten rating categories from AAA to D. For commercial paper, there are six rating categories from A1 to D.
2. History
— Major Changes in Management

	Before Change (February 29, 2008)		After Change (March 6, 2009)
Title or
	Name	Title or position		Name	position
Standing Directors	Joon-Su Nam	President and CEO	Standing Directors	Suk Chae Lee	President and CEO
	Jong Lok Yoon	Director		Sang Hoon Lee	Director
	Jeong Soo Suh	Director		Hyun-Myung Pyo	Director

Outside Directors	Jeong Ro Yoon	Audit Committee Member	Outside Directors	Jeong Suk Koh	—
	Kon Sik Kim	—		Si-Chin Kang	Audit Committee Member
	Do Hwan Kim	Audit Committee Member		In-Man Song	Audit Committee Member
	Jong Kyoo Yoon	Audit Committee Member		Joon Park	Audit Committee Member
	Paul C. Yi	—		E. Han Kim	Audit Committee Member
	Jeong Suk Koh	—		Choon Ho Lee	—
	Gyu Taeg Oh	Audit Committee Member		Jeung Soo Huh	—
— At the annual general meeting of shareholders held on March 27, 2009, our shareholders resolved to amend our articles of incorporation to add KT Freetel’s business purposes, including frequency-based telecommunication services and new and renewable energy and energy generation business (to pursue new growth opportunities in the alternative energy industry), to the list of our business purposes.

3. Total Number of Shares and Others
A. Total Number of Shares

(As of August 14, 2009)	(Unit: shares)
Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II — III)	261,111,808	261,111,808
V. Number of Treasury Shares	26,364,585	26,364,585
VI. Current Number of Issued and Outstanding Shares	234,747,223	234,747,223

*	Total number of treasury shares include 8,453,222 shares that have been escrowed with the Korea Depositary Service to provide for the exchange of exchangeable bonds (“EB”) that we have issued.
B. Acquisition and Disposal of Treasury Shares
(1) Acquisition and Disposal of Treasury Shares

(As of August 14, 2009)					(Unit: shares)
			Acquisition	Disposition	Retirement
Method of Acquisition	Type	Beginning of Term	(+)	(-)	(-)	End of Term
Direct Acquisition pursuant to Article 165-2 of the Financial	Common Share	70,241,234	13,124,000		13,124,000	70,241,234
Investment Services and Capital Markets Act (“FSCMA”)	Preferred Share	—	—	—	—	—
Direct Acquisition for Reasons other than	Common Share	—	496,255	45,632,074	—	- 45,135,819
Article 165-2 of the FSCMA	Preferred Share	—	—	—	—	—
Subtotal	Common Share	70,241,234	13,620,255	45,632,074	13,124,000	25,105,415
	Preferred Share	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)	Common Share	1,259,170	—	—	—	1,259,170
	Preferred Share	—	—	—	—	—

Total	Common Share	71,500,404	13,620,255	45,632,074	13,124,000	26,364,585

	Preferred Share	—	—	—	—	—

*	Details of the change in our treasury shares are as follows:

1)	Acquisition of treasury shares (13,620,255 shares)

—	March 10~April 17, 2009: Direct acquisition of shares for share retirement (13,124,000 shares)

—	May 15, 2009: Acquisition of appraising shares in relation to merger (451,038 shares)

—	July 7, 2009: Acquisition of fractional shares (45,217 shares)

2)	Disposal of treasury shares (45,632,074 shares)

—	March 3, 2009: Performance based payments to members of the Board of Directors (2,594 shares)

—	June 22, 2009: Disposal of shares in exchange for KTF shares (45,629,480)

3)	Retirement of treasury shares (13,124,000 shares)

—	April 22, 2009: Retirement of shares (13,124,000 shares)
C. Share Ownership Status of Employee Stock Ownership Association
(1) Transactions with Employee Stock Ownership Association
          Not Applicable
(2) Guideline for Exercising the Voting Rights of Employee Stock Ownership Association
          Association Account: Employee Stock Ownership Association exercises its voting rights in the same proportion as those shares held in the association member accounts that have indicated how to vote.
          Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights within a minimum period of seven days or (ii) the association member chooses to delegate his voting rights to the association.
(3) Shares Held by the Employee Stock Ownership Association

(As of June 30, 2009)		(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Share	35,136	35,136
Association Member Account	Common Share	13,153,084	11,470,377

Total		13,188,220	11,505,513

4. Voting Rights

(As of August 14, 2009)		(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Share	261,111,808	—
	Preferred Share	—
Shares without Voting Rights (B)	Common Share	26,367,839	Treasury shares
	Preferred Share	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A - B - C + D)	Common Share	234,743,969	—
	Preferred Share	—

(1)	Shares without voting rights under the Korean Commercial Code: (i) 26,364,585 shares, including treasury shares and shares held through treasury stock funds and (ii) 3,254 cross-holding shares.
5. Matters on Dividends and Others
A. Matters on Dividends
          Our shareholder return policy is to pay our shareholders at least 50% or more of the adjusted net profit of the current term (through cash dividends and/or acquisition of treasury stock, etc.).

B. Dividends Paid during the Past Three Fiscal Years

Category		1st Half 2009	2008	2007
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in millions of Won)		595,650	449,810	957,623
Net Profit per Share (Won)		2,932	2,217	4,635
Year-end Cash Dividend (in millions of Won)		—	226,280	407,374
Year-end Share Dividend (in millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	50.3	42.5
Rate of Return on Cash Dividend (%)	Common Share	—	2.9	4.1
	Preferred Share	—	—	—
Rate of Return on Share Dividend (%)	Common Share	—	—	—
	Preferred Share	—	—	—
Cash Dividend per Share (Won)	Common Share	—	1,120	2,000
	Preferred Share	—	—	—
Share Dividend per Share (Share)	Common Share	—	—	—
	Preferred Share	—	—	—

*	Income per share for the first half of 2009

—	Basic income per share: 2,932 Won

—	Diluted income per share: 2,817 Won

II. Details of Business
1. Overview
A. Present Conditions of the Industry
(1) Characteristics of the Industry
          Current markets for fixed-line telephones, broadband Internet and mobile communications in Korea have reached their maturity. With technical advances and changes in customer demands, the communications industry has recently been moving toward convergence between different technologies and industries, such as convergence between fixed-lined communications and mobile communications and between the telecommunications industry and the broadcasting industry. These converged media businesses, represented by IPTV, opens up new opportunities for telecommunications carriers as they bridge telecommunications and broadcasting industries. In the mobile communications market, the transition to 3G will become a turning point in shaping a new competitive landscape, replacing the existing competition in the 2G market. In the saturated communications market, increasing customer value has become increasingly more important as fixed-line communications carriers offer integrated services such as the TPS (or Triple Play Service) or QPS (or Quadruple Play Service), and mobile communications carriers also offer additional benefits to their clients.
(2) Growth of the Industry

(Unit: 1,000 persons)
	December	December	December	December	December	June 30,
Category	31, 2004	31, 2005	31, 2006	31, 2007	31, 2008	2009
Broadband Internet Subscribers	11,921	12,191	14,043	14,710	15,475	15,877
Local Telephone Subscribers	22,871	22,920	23,119	23,130	22,132	21,124
Mobile Phone Subscribers	36,586	38,342	40,197	43,498	45,607	47,071

*	From 2004 to 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	Data as of December 31, 2008 was provided by the Korea Communications Commission (www.kcc.go.kr).

*	Data for Broadband Internet Subscribers is as of May, 31, 2009.
(3) Characteristics of Market Fluctuations
          The demand for communications services does not fluctuate greatly as such services are regarded as a necessity in modern life. However, if the Korean economy slows and continues to do so in the future, it could have an adverse impact on KT’s business activities.
(4) Competition
(a)	Competing Companies
•	Local calls: SK Broadband, LG Dacom, etc.

•	Long distance calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	International calls: LG Dacom, Onse Telecom, SK Broadband, SK Telink, etc.

•	Broadband Internet: SK Broadband, LG Powercom, LG Dacom, Service Operators (including cable television, relay wired broadcasting operators), etc.

•	Mobile communications: SK Telecom, LG Telecom, etc.

•	Internet telephones using Internet Protocol (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG Dacom, LG Powercom, Korea Cable Telecom, etc.

•	IPTV: SK Broadband, LG Dacom

•	Mobile Internet (WiBro service): SK Telecom
(b)	Market Entry Requirements
•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required
(c)	Factors of Competition : service fees, product quality, brand value and competitiveness of the distribution network.
(5) Relevant Laws and Government Regulations
(a)	Relevant Laws
•	Telecommunications policy-related laws

— Telecommunications Basic Act, Telecommunications Business Act, etc. (7 in total)

•	Radio and broadcasting policy-related laws

— Radio Regulation Law

•	Informatization related laws

— Promotion of Information and Communication Basic Act, etc. (9 in total)

•	Broadcast related laws

— Broadcasting Law, etc.

•	Others

— Internet Multimedia Broadcasting Business Law (IP-TV related)
(b)	Government Regulations
          The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and their role of providing public service. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.
B. Current Status of KT
(1) Operations Outlook and Classification of Business
(a)	Operations Outlook
          The Korean communications market is currently experiencing slow growth as leading services, including fixed-line telephones, broadband Internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. We are no exception to this industry trend as our local telephone, QOOK Internet broadband Internet access and mobile services are all facing difficult business climates due to: (i) increase in fixed-to-mobile substitution trend and the increasing popularity of VoIP market; (ii) aggressive marketing and price cutting measures from competitors of broadband Internet access service providers; and (iii) a market environment that continues to be highly competitive where service providers are providing subsidies to subscribers of new handsets.
          Despite the unfavorable environment, we have made company-wide efforts to reduce costs based on quality management and treatment of customer value innovation as our top priority. We have launched a new brand “QOOK”, for all the telecommunication services that we provide to our household customers, in order to establish an easier and efficient communication channel with our customers.
          As of the end of June 2009, we had approximately 6.7 million broadband Internet customers, approximately 19.1 million local telephony customers ((including ISDN subscribers) and approximately 14.7 million KT mobile customers.
          In the future, we plan to promote various rate plans to address different customer calling patterns, as well as promote bundled-services (economic efficiency), reiterate value of the fix-line (well-being) and promote digital Ann phone (convenience) in our fixed-line telephone business and provide differentiated VoIP services to address the proliferation of internet phones.
          In the broadband Internet arena, we will aim to improve customer value from the viewpoint of our customers with continued provisions of the FTTH (Fiber-To-The-Home) services. As for our mobile business, we will focus on continuously expanding the subscriber base of our long-term subscription program “Show-King Sponsor”, which provides differentiated handset subsidies and usage charge discounts, in order to achieve marketing cost effectiveness and provide actual cost reduction benefits to our customers.
          We plan to further expand our wireless broadband Internet access service business, or SHOW WiBro, to the greater Seoul metropolitan area and will aim to become a leader in the Mobile 2.0 era, the next generation of two-way communication mobile environment.
          In addition, our IPTV business will focus on actively catering to the TV portal market through its QOOK TV service and, in the long term, by pursuing a leadership position in the broadcasting convergence market.
          We will also aim to expand our market share by enhancing our network-based care services, offering on- and off-line total solutions while expanding our bizmeka services to address individual needs, such as medical and education services.
          In particular, we will strive to combine our collective resources and diverse service offerings to periodically develop and introduce new package of services that we believe will provide a new growth momentum for us.
(b)	Operations Subject to Disclosure
          KT’s main area of business is the telecommunications sector under the Korea Standard Industry Code.

(2) Market Share

		Market Share for Each Term (%)
		1st Half of		26th Fiscal	25th Fiscal
		28th Fiscal	27th Fiscal	Year	Year
Category	Operator	Year (2009)	Year (2008)	(2007)	(2006)
Local Telephone	KT	90.2	89.8	90.4	92.1
(On the Basis of Number of Subscribers)	SK Broadband	8.1	8.7	8.8	7.5
	LG Dacom	1.7	1.5	0.8	0.4
Long Distance Telephone	KT	86.3	85.2	85.4	85.6
(On the Basis of Number of Subscribers)	LG Dacom	3.6	3.7	3.9	4.8
	Onse Telecom	1.6	1.7	1.8	2.1
	SK Broadband	7.1	7.8	7.4	6.1
	SK Telink	1.7	1.6	1.5	1.4
Mobile	KT	31.3	31.5	31.5	32.1
(On the Basis of Number of Subscribers)	SK Telecom	50.6	50.5	50.5	50.4
	LG Telecom	18.1	18.0	18.0	17.5
Broadband Internet Subscriber	KT	42.5	43.4	44.3	45.2
(On the Basis of Number of Subscribers)	SK Broadband	23.3	22.9	24.9	25.7
	LG Powercom	14.8	14.1	11.7	8.6
	Service Operators	19.4	19.6	17.5	16.6

*	In 2006 and 2007, data was provided by the Ministry of Information and Communication (www.mic.go.kr).

*	In 2008, data was provided by the Korea Communications Commission (www.kcc.go.kr).

*	Data for broadband Internet market share for the 1st half of 2009 is as of the end of May 2009.
(3) Market Characteristics
          Our local telephone business provides universal services for homes and businesses, and despite increased marketing efforts by competitors, we maintained approximately 90.2% of the market share as of the end of June, 2009. Although Public Switched Telephone Network (PSTN) sales and the number of PSTN subscribers are on a gradual decline due to the increased use of mobile phones over traditional phones and the advancement of VoIP services as well as the expansion of local number portability, we are committed to fending off a further decline in sales by (i) increasing Average Revenue per User (ARPU) through sales of additional services, (ii) increasing customer satisfaction by offering optional calling plans and (iii) retaining existing customers through customer relationship management activities.
          As for broadband Internet, we are seeking to improve our ARPU by providing competitive rates for our high-quality products, aided by the reorganization of our product lineup. We are the leader in terms of both speed and quality in a market with intense price competition, mostly through our dominance in supplying FTTH services. Our ultimate goal is to be a market leader in offering next generation services, such as IPTV, through achieving 100 mega-bites access for ordinary households.
          As for the mobile services, despite facing a slow growing and highly competitive market for attracting new customers, we are continuously focusing on expanding our customer base by attracting new subscribers for our bundled services and “Show King Sponsor” program.
(4) Status and Forecast of New Business
          In order to overcome present market obstacles of growth limits of the voice business market and the sluggish growth of the broadband Internet access services, we have been actively involved in developing a wide range of new businesses with growth prospects.
          We aim to create a digital entertainment world that will enrich our customers’ lives through a ubiquitous environment which can be accessed through various terminals anytime anywhere; to offer customers convenience solutions that they may freely use without the time or location limitations, and to offer business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, we strive to become a company that accomplishes customer value innovation while realizing our customers’ objectives.
          Our SHOW WiBro (Wireless Broadband) operation enables portable broadband Internet access services, allowing universal Internet access with high transmission speeds through personal handsets or laptop computers. WiBro was first commercialized in the world using Korean technology, and we successfully provided commercial

WiBro services in limited areas in 2006. Since April 2007, we have actively been seeking to provide WiBro services in the Seoul area, including various major buildings and university campuses in the Seoul metropolitan area. In October 2008, WiBro service in the Seoul metropolitan area was extended to 19 neighbouring cities with approximately twice the service speed as before.
          Currently, anyone may utilize KT WiBro services with ultra-mobile PC (UMPC), smart phone-type WiBro phones, Portable Media Players, navigation devices or Dongle, a USB device that can be connected to any laptop computer. In addition, through the wireless sharing device “egg”, which was launched at beginning of this year, customers can enjoy SHOW WiBro through a greater variety of Wi-Fi devices. We will continue to try and expand our array of digital devices that are compatible with WiBro services.
          We will promote a mobile culture for our customers through SHOW WiBro, which shall offer not only the basic Internet access function but also other individually tailored services, such as combined webmail, two-way visual communications, remote controlled home computers, information services linked with real-time search functions and mobile UCC to its users. Through SHOW WiBro, we aim to lead the Mobile 2.0 generation, the next-generation mobile environment, by accelerating the introduction of new bundled services that utilize mobile 3G technology.
          IP-TV is a service that integrates telecommunications and broadcasting services, brought about by the acceleration in the development of broadband Internet network and multimedia contents in the era where traditional industries converge. IP-TV is a service that provides traditional Internet services, such as information searches, games, message exchanges, and shopping with VOD (Video on Demand) services, which allow users to watch a variety of contents, such as movies, dramas and educational programs, at any time.
          From the second half of 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the passing of the Korean Internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and the granting of the IP-TV business license to KT on September 8, 2008, we have been able to provide enhanced IP-TV service, including real-time broadcasting starting November 17, 2008 for the first time in Korea. We are taking every step to provide new services such as providing nationwide QOOK TV services starting January 9, 2009, and expanding our real-time broadcasting channels up to 72 channels on July 20, 2009. By providing real IP-TV services, we will promote the convergence in telecommunications and broadcasting and grow as a digital entertainment company. In particular, we plan to minimize social and cultural gaps within the society, improve the quality of life and ultimately improve national competitiveness by (i) encouraging our customers to use media more actively, (ii) establishing an environment that promotes telecommunications related industry including contents, set-top-box (STB) and platform equipment productions, (iii) developing a business model that involves public institutions such as public schools and military and (iv) developing media-poor areas.
          Our Internet phone service provides competitive voice transmission services and differentiated video communication services in order to maintain our existing fixed-line customer base and to also attract new customers. In the first half of the year, we focused on promoting our voice transmission service securing up to 800,000 subscribers. In the video communication service arena, we are gradually expanding our customer base by simultaneously targeting mass customers and high-income customers by promoting two distinctive device lineups: “economic”(4-inch LCD) and “prestige”(7-inch LCD). Marketing leverage is achieved by bundling voice transmission service with our PSTN and QOOK Internet services as well as by securing customer base through our subscription agreement policies. In particular, increase in service usage is expected from the “PSTN+VoIP” bundling customers who are provided with an additional VoIP device that is very user-friendly. In the video communication service arena, we are focusing on (i) securing new applications and providing improved services by analyzing our customer’s content usage patterns and (ii) realizing bulk sales of our “prestige” 7-inch LCD phones to large scale customers (e.g. apartment, residence complex) as well as to customers who would be interested in the contents provided (e.g. English education and BGM for stores). Our QOOK Internet phone service, in line with its role as a major telecommunication carrier, is striving to expand the future telecommunication market by creating new markets through the development of new and diversified services.

          We believe that our new businesses will not only bring about new sources of revenue for the company, but will also assist us to maintain our existing fixed-line market share as well as promote our competitiveness in the broadband Internet service market. By leveraging on our past success, we intend to continue to develop and nurture new businesses so that we can become a pioneer in the areas of fixed-line to mobile consolidation, convergence of communications, broadcasting and home appliances and cross-industry convergence.
The statements included in above section are based on our forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on our forecasts when making their investment decisions.
(5) Organization Chart
2. Matters related to products
A. Status of main products
(Unit: in millions of Won)

Items	Product/service	Main brand	Revenue(%)
Internet Connection	Broadband internet	QOOK internet	995,127 (15.7%)
Internet Application	IDC	Bizmeka	204,681 (3.2%
Data	Dedicated leased line	KT	807,608 (12.7%)
Telephone	Fixed-line service	KT	1,861,805 (29.4%)
LM	Fixed-line service	KT	602,742 (9.5%)
Wireless	Mobile	SHOW	931,365 (14.7%)
System Integration	SI	KT	106,411 (1.7%)
Real Estate	Lease, development	—	135,270 (2.1%)
Sales of goods	SHOW handset sales	SHOW	677,441 (10.7%)
Others	Others	—	14,926 (0.3%)

	Total		6,337,376 (100.0%)

2. Capital Expenditure
A. Capital Expenditure (First Half 2009)

(Unit : hundred million Won)
					Total
			Cumulative	Investment	Investment
	Type of		Investment	(Second	(2009
Business Unit	Invesment	Effect of investment	(2005~2008)	quarter)	cumulative)
Internet business	WiBro, XDSL equipment	Address demands and enhancement of competence	27,827	602	910
Fixed-line business	Maintenance of fixed-line facilities	Address demands	5,790	100	239
Mobile business	Maintenance of mobile phone facilities	Address demands	31,879	1,032	2,547
Data business	ATM, dedicated leased line equipment and others	Address demands	13,428	328	825
Telecommunication infrastructure	Transmission, cable tunnels, power facilities and others	Address demands and infrastructure upgrade	34,240	1,000	1,401
Facilities and others	R&D, wireline, IT facilities and others	Address demands and management efficiency	12,963	162	297

	Total		126,127	3,224	6,219

*	Capital expenditures of KT and KT Freetel are presented on a combined basis.
B. Capital Expenditure Plans

(Unit : hundred million Won)

Business Unit	Details	Type of Investment	2009
Internet business	— Expansion of internet facilities	WiBro, XDSL equipment	7,484
	— Expansion of new business facilities such as WiBro and IP-TV
Fixed-line business	— Expansion of fixed line facilities	Maintenance of fixed-line facilities	1,752
	— Network upgrade (PSTNàIP based)
Mobile business	— Expansion of mobile facilities	Maintenance of mobile phone facilities	7,907
	— Expansion of CDMA coverage

Business Unit	Details	Type of Investment	2009
Data business	— Expansion of ATM, dedicated leased line facilities	ATM, dedicated line equipment and others	3,185
Telecommunication infrastructure	— Expansion of infrastructure facilities	Transmission, cable tunnels, power facilities and others	9,130
	— Expansion of buildings and others
Facilities and others	— Facility expansion of IT service and U-City business	R&D, wireline, IT facilities and others	2,569
	— Expansion of management facilities

	Total		32,027

The statements included in the above are based on our forecasts and are offered to provide a better understanding of the company’s current state only. Consequently, investors must not rely solely on our forecasts when making their investment decisions.
3. Matters Related to Revenue
A. Performance in Terms of Revenue

(Unit: in millions of Won)
	First Half of 28th Fiscal
	Year
	(For the month ended
Items	June, 2009)	27th Fiscal Year (2008)	26th Fiscal Year (2007)
Internet Connection	995,127	2,129,900	2,118,670
Internet Application	204,681	540,620	389,884
Data	807,608	1,650,127	1,627,923
Telephone	1,861,805	3,984,520	4,184,668
LM	602,742	1,393,605	1,597,203
Wireless	931,365	1,563,999	1,511,452
System Integration	106,411	248,425	260,555
Real Estate	135,270	245,840	218,182
Sales of goods	677,441	—	—
Others	14,926	27,799	27,845
Total	6,337,376	11,784,835	11,936,382

B. Routes and Methods of Sales
(1) Marketing Organizational Structure
•	Internal distribution channel: Regional Business Unit (11), district/branch offices (326), customer center (1) and online (1)

•	External distribution channel: sales agencies (460), specialty stores (68), specific service provider (17), SHOW stores (2,500, including 140 KT M&S stores) and affiliate channels (50)

(2) Sales Path
•	Branch offices offer sales of products and customer services.

•	Sales of products and subscription to services through sales agencies: sales agencies, agency stores, specialty stores, specific service providers, KTF SHOW stores, and affiliates.

•	Subscription to products and services through the Internet (www.qook.co.kr).

•	Attracting new subscribers and increasing cross-sales through business sales agreements.

•	Utilizing distribution routes through alliance with other businesses.
(3) Methods and Conditions of Sales
(a)	Sales Methods
•	Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or partial flat rate system and broadband Internet access service are operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fee is comprised of acquisition and retention fee

(b)	Conditions for Sales
•	Discount of Service Fees in accordance with the Subscription Period

Category	1 Year	2 Years	3 Years	4 Years
QOOK Internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
QOOK TV (Live/VOD)	5%	10%	20%	—
—	Additional discounts available for subscribers who have used the following services for at least 3 years

Category	After 3 Years	After 4 Years	After 5 Years	Other
QOOK Internet	2%	3%	5%	—
	2%	3%	5%
KORNET (Express/Premium)	(When subscribers sign up for an additional 1 year agreement)	(When subscribers sign up for an additional 2 year agreement)	(When subscribers sign up for an additional 3 year agreement)	When subscribers enter into an additional agreement
•	Package Discounts

	QOOK Internet	SHOW
1. QOOK Internet plus SHOW	3% to 10% additional discount for service fees according to Agreement terms	10% discount for monthly service fees (5% for QOOK Internet subscriptions without long-term discount agreements)

	QOOK Internet	KT WIBRO
2. QOOK Internet plus KT WIBRO	3% to 10% additional discount for service fees according to Agreement terms	None (instead NESPOT family provided free of charge)

	QOOK Internet	QOOK TV
3. QOOK Internet plus QOOK TV	3% to 10% additional discount for service fees according to Agreement terms	3% to 10% additional discount for service fees according to Agreement terms
•	Discounts for Multiple Leased-Lines Subscriptions
—	Local Leased-Line

	30,001 to 40,000	40,001 to 60,000	Above 60,001
Category	lines	lines	lines	Note
Discount Rate	4%	5%	6%	Limited to Circuits below Low-Speed (300bps) Level
—	Long Distance Leased-Line

Category	5~9 lines	Above 10 lines	Note
Discount Rate	5%	10%	—

*	Please refer to the explanations for each service provided on their respective websites or the relevant terms and conditions for further details.

(4) Sales Strategy
(a)	Broadband Internet Service
•	Strengthen competitiveness by enhancing both quality and speed of FTTH offerings

•	Satisfy a diverse range of customer needs and provide differentiated services through development and offering of additional QOOK Internet services

•	Promote specialized high-quality products and increase sales through up-selling and retention of existing customers
(b)	WiBro Service
•	Improve distribution networks and strengthen handset design and service offerings

•	Promote interactive stores and pursue target marketing at WiBro U-Campus, laptop rental businesses and securities companies.

•	Stimulate early market interest through promotional rate plans and package products
(c)	IPTV Service
•	Sell VOD-based QOOK TV products to QOOK Internet customers nationwide

•	Expand client base by offering free set-top box rentals (with a 3 year subscription contract) and opportunities to experience KT services

•	Increase synergy, such as cross-selling and customer retention, through promotion of bundling products with QOOK Internet
(d)	Data Service
•	Enhance customer value by offering high-quality exclusive networks that are stable and unique

•	Offer customized services through professional consulting
(e)	Telephone Service
•	Focus on retaining local call subscriber base by preventing LNP transfers and cancellations

•	Increase sales efficiency by target marketing based on analyses of customers’ usage patterns

•	Promote customer loyalty with care programs designed specifically for each customer, and by developing services based on specific customer needs

•	Retain existing customers and effectively compete with Internet telephone companies through optional calling plans and development of package products
(f)	Mobile Service
•	Increase customer benefits through promotion of “Show King Sponsor” program

•	Improve sales competitiveness by servicing high-end handsets and diversifying service plans

•	Become a leader in the 3G mobile (WCDMA) market by strengthening our distribution structure and diversifying our sales channels

•	Increase revenue from our mobile data communication business through the expansion of trial services and promotion of new strategic products

•	Focus on customer retention by engaging in care activities for preferred customers

•	Increased revenue through implementation of customer benefit programs primarily to long-term preferred customers

•	Continuously secure competitive advantage in the 3G mobile market through (i) achieving differentiated positioning in the market (ii) providing superior core services to customers and (iii) providing competitive handset lineups
(g)	Bundling Service
•	Retain existing customers by developing and promoting new QOOK Internet-based package products and recruiting new clients for services such as SHOW WiBro and SHOW

•	Promote customer retention through continued development and sale of package products of major services
4. Research and Development Activities
A. Research and Development costs

(Units : in millions of Won)
Category		First Half 2009	2008	2007	Notes
Raw material		—	—	—	—
Labor cost		27,352	69,256	65,478
Depreciation		24,747	51,637	49,524	—
Commissions		37	14,027	20,239	—
Others		49,856	214,263	236,605	—
Total R&D costs		101,992	349,183	371,846	—
Accounting treatment	Research and ordinary development costs	93,762	251,141	260,445
	Development cost (intangible asset)	8,230	98,042	111,401
Percentage of R&D costs over revenue		1.61%	2.96%	3.12%	—
5. Other Matters Necessary for Making Investment Decisions
A. Status of patents
     As of June 30, 2009, we held 5,167 registered patents domestically and 398 registered patents internationally.

III. Financial Information
1. Summary of Financial Statements (Non-Consolidated)

(Unit: in millions of Won)

	As of Jun. 30,	As of Dec. 31,	As of Dec. 31,	As of Dec. 31,	As of Dec. 31,
Classification	2009	2008	2007	2006	2005
Current Assets	7,151,407	3,778,105	3,310,412	3,239,188	3,418,917
• Quick Assets	6,676,221	3,610,564	3,188,309	3,146,206	3,303,033
• Inventory	475,186	167,541	122,103	92,982	115,884
Fixed Assets	17,471,860	14,906,817	14,606,770	14,723,145	14,517,592
• Investments	1,219,481	3,517,906	3,458,580	3,661,067	3,453,071
• Tangible assets	13,755,389	10,428,674	10,448,618	10,398,084	10,411,523
• Intangible assets	1,238,487	397,046	439,738	470,782	443,098
• Other non-current assets	1,258,503	563,191	259,834	193,212	209,900
Total Assets	24,623,267	18,684,922	17,917,182	17,962,333	17,936,509
Current Liabilities	4,999,174	2,585,875	2,991,341	3,270,249	3,079,999
Fixed Liabilities	9,467,165	7,267,158	6,065,948	6,143,004	6,807,214
Total Liabilities	14,466,339	9,853,033	9,057,289	9,413,253	9,887,213
Capital	1,564,499	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,458,700	1,440,633	1,440,777	1,440,910	1,440,258
Capital Adjustments	(2,509,364)	(3,994,736)	(3,983,929)	(3,817,717)	(3,870,288)
Accumulated Comprehensive Income	(31,480)	10,879	(818)	10,978	119,658
Retained Earnings	9,674,573	9,814,115	9,842,865	9,353,911	8,798,670
Total Capital	10,156,928	8,831,889	8,859,893	8,549,080	8,049,296

(Unit: in millions of Won)

	For the first
	half ended	For the year	For the year	For the year	For the year
	Jun. 30,	ended Dec. 31,	ended Dec. 31,	ended Dec. 31,	ended Dec 31,
Classification	2009	2008	2007	2006	2005
Sales	6,337,376	11,784,835	11,936,382	11,856,009	11,877,272
Operating Income	747,949	1,113,389	1,433,722	1,756,228	1,659,883
Ordinary Income	734,029	560,045	1,274,725	1,574,460	1,376,429
Net Income	595,650	449,810	981,967	1,233,449	1,031,810
— Basic earnings per share	2,932	2,217	4,753	5,877	4,877
— Diluted earnings per share	2,817	2,217	4,753	5,870	4,871

*	In accordance with Korean GAAP, the financial results of former KT Freetel are only reflected for the month of June 2009.
2. Summary of Financial Statements (Consolidated)

As of the end of December 31
(Unit: in millions of Won)

Classification	2008	2007	2006	2005	2004
Current Assets	7,073,826	5,642,799	5,981,420	6,131,744	6,808,977
• Quick Assets	6,648,985	5,343,695	5,744,225	5,771,631	6,434,658
• Inventory	424,841	299,104	237,195	360,113	374,319
Fixed Assets	19,064,778	18,484,086	18,261,914	18,556,973	19,664,255

As of the end of December 31
(Unit: in millions of Won)

Classification	2008	2007	2006	2005	2004
• Investments	546,000	470,195	533,947	792,669	913,844
• Tangible assets	15,188,631	15,288,002	15,167,429	15,087,032	15,721,455
• Intangible assets	1,474,238	1,735,323	1,959,591	2,133,199	2,184,689
• Other non-current assets	1,855,909	990,566	600,947	544,073	844,267
Total Assets	26,138,604	24,126,885	24,243,334	24,688,717	26,473,232
Current Liabilities	5,241,028	5,078,621	5,423,115	4,822,341	8,334,490
Fixed Liabilities	9,809,678	7,910,498	8,122,915	9,476,442	9,112,362
Total Liabilities	15,050,706	12,989,119	13,546,030	14,298,783	17,446,852
Capital	1,560,998	1,560,998	1,560,998	1,560,998	1,560,998
Capital Surplus	1,440,633	1,440,777	1,292,475	1,389,222	1,291,617
Capital Adjustments	(3,994,736)	(3,983,929)	(3,817,717)	(3,868,078)	(3,967,270)
Accumulated Comprehensive Income	10,879	142	5,772	(3,166)	(1,782)
Retained Earnings	9,814,115	9,843,775	9,400,068	8,786,413	8,333,240
Minority Interest	2,256,009	2,276,003	2,267,252	2,518,213	1,809,577
Total Capital	11,087,898	11,137,766	10,697,304	10,389,934	9,026,380

For the years ended December 31
(Unit: in millions of Won)

Classification	2008	2007	2006	2005	2004
Revenues	19,644,543	18,660,082	17,824,880	17,155,455	17,068,371
Operating Income	1,427,762	1,745,341	2,383,376	2,430,942	2,480,532
Income from continuing operations	513,290	1,096,774	1,509,721	1,365,010	1,431,147
Net Income	513,290	1,170,978	1,509,717	1,360,036	1,431,147
Consolidated Net Income	449,810	1,056,227	1,291,863	1,085,450	1,282,216
Number of consolidated companies	33	28	23	21	13

IV. Auditors’ Opinion
1. Auditor

First quarter 2009	2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	KPMG Samjong Accounting Corp.
2. Audit (or Review) Opinion

Term	Audit (or Review) Opinion	Issues noted
First half 2009	—	Not Applicable
First half 2008	—	Not Applicable
2008	Unqualified	Not Applicable
2007	Unqualified	Not Applicable
3. Remuneration for Independent Non-Executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

(Unit: in million won, hours)
				Total
Term	Auditor	Contents	Fee	Hours
First half of 2009	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements	2,795	3,369
		Semi-annual review of consolidated financial statements
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		Kaesong Branch Office audit
		US GAAP financial statements semi-annual review
		US GAAP financial statements audit
2008	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements	2,319	33,858
		Semi-annual review of consolidated financial statements
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		Kaesong Branch Office audit
		US GAAP financial statements semi-annual review
		US GAAP financial statements audit
2007	Deloitte Anjin LLC	Quarterly and semi-annual review of financial statements	1,985	37,000
		Semi-annual review of consolidated financial statements
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		US GAAP financial statements audit
B. Non-audit service contracts

Term	Date of contract	Contents	Period	Total Fee
2009	March 2009	Review of SEC filing documents (Form 20-F, annual report)	— June 2009	45,000,000
2008	April 2008	Revision of SEC filing documents	— June 2008	85,000,000
			— January 2009
2007	—	—	—	—

V. Board of Directors and Affiliated Companies
1. Overview of the Board of Directors and Committees under the Board
A. Matters on the Board of Directors
Currently our board of directors is comprised of three standing directors and seven outside directors. Also, we have established five committees within the board of directors: (i) Audit Committee, (ii) Outside Director Candidate Nominating Committee, (iii) Evaluation and Compensation Committee, (iv) Executive Committee and (v) Related-party Transaction Committee. The Board of directors can establish additional committees, if deemed necessary.
B. Major Activities of the Board of Directors

Outside Directors
			Results	Paul C.	Jeong	Si-Chin		In-Man
	Meeting		of	Yi	Suk Koh	Kang	Joon Park	Song
Order	Date	Agenda	discussion	Voting Result
1	Jan. 14	Appointment of Chairman of BOD and members of committees	Appointed	For	For	For	For	For

2	Jan. 20	Proposal for merger with KT Freetel Co.,	Original proposal approved	For	For	For	For	For

		Proposal for of issuance of exchangeable bonds	Original proposal approved	For	For	For	For	For

		Proposal for closing of books of records	Original proposal approved	For	For	For	For	For

		Proposal for appointments of members of Outside Director Nominating Committee	Members appointed	For	For	For	For	For

3	Jan. 22	Approval of Financial Statements of the 27th Term	Original proposal approved	For	For	For	For	For

		Business Report of the 27th Term	Original proposal approved	For	For	For	For	For

		Plan for issuance of bonds for the first half year	Original proposal approved	For	For	For	For	For

4	Feb. 6	Approval on nominated candidate for standing directors	Original proposal approved	For	For	For	For	For

		Proposal on remuneration standards and payment methods for the President and Executive Directors	Original proposal approved	For	For	For	For	For

		Approval of the proposal for limit on remuneration of Directors for 2009	Original proposal approved	For	For	For	For	For

		Approval of Financial Statements of the 27th Term	Original proposal approved	For	For	For	For	For

		Business Report of the 27th Term	Original proposal approved	For	For	For	For	For

		Report on operational condition of internal accounting management system of Fiscal Year 2008	Original proposal received	For	For	For	For	For

		Convocation of Annual General Meeting of Shareholders of 27th Term	Original proposal approved	For	For	For	For	For

		Report on validity of the Audit Committee	Original proposal approved	For	For	For	For	For

Outside Directors
			Results	Paul C.	Jeong	Si-Chin		In-Man
	Meeting		of	Yi	Suk Koh	Kang	Joon Park	Song
Order	Date	Agenda	discussion	Voting Result
5	Feb. 24	Proposal for amendment of articles of incorporation	Original proposal approved	Absent	For	For	For	For

		Convocation of Extraordinary General Meeting of Shareholders	Original proposal approved	Absent	For	For	For	For

		2009 Management plan	Original proposal approved	Absent	For	For	For	For

		Disposal of treasury shares for payment of long-term incentives	Original proposal approved	Absent	For	For	For	For

		Proposal to withhold payment of incentives to former CEO	Original proposal approved	Absent	For	For	For	For

		Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by the Audit Committee)	Original proposal received	Absent	For	For	For	For

*	Choon-Ho Lee, E.Han Kim, Jeung-Soo Huh were newly elected as outside directors at the annual general meeting of shareholders held on March 6, 2009

Outside Directors
					Jeong	Si-		In-	Choon-		Jeung
			Results	Paul	Suk	Chin	Joon	Man	Ho	E.Han	-Soo
	Meeting		of	C. Yi	Koh	Kang	Park	Song	Lee	Kim	Huh
Order	Date	Agenda	discussion	Voting Result
6	Mar.6, 2009	Appointments of Chairman of BOD and members of committees	Appointed	For	For	For	For	For	For	For	For

		Shareholder value enhancement plan	Original proposal approved	For	For	For	For	For	For	For	For

*	Paul C. Yi resigned as our outside director on March 6, 2009

Outside Directors
					Jeong					Jeung-
			Results	E.Han	Suk	Si-Chin	Joon	In-Man	Choon-	Soo
	Meeting		of	Kim	Koh	Kang	Park	Song	Ho Lee	Huh
Order	Date	Agenda	discussion	Voting Result
7	Mar.27, 2009	Proposal for equity investment to KTSC	Original proposal approved	For	Absent	For	For	For	For	For

		Plan for amendments of BOD and committee regulations	Original proposal approved	For	Absent	For	For	For	For	For

Outside Directors
					Jeong					Jeung-
			Results	E.Han	Suk	Si-Chin	Joon	In-Man	Choon-	Soo
	Meeting		of	Kim	Koh	Kang	Park	Song	Ho Lee	Huh
Order	Date	Agenda	discussion	Voting Result
8	May 7, 2009	Proposal for amendment of executive directors committee	Original proposal approved	For	For	For	For	For	For	For

		Payment of long-term incentives	Original proposal approved	For	For	For	For	For	For	For

		Report on statement of accounts for the first quarter of fiscal year 2009	Original proposal approved	For	For	For	For	For	For	For

		Proposal for organization and operation plan of the corporate governance enhancement committee	Original proposal approved	For	For	For	For	For	For	For

9	May 20, 2009	Proposal on disposal of treasury shares for the issue of EB and exchange of merger price	Original proposal approved	For	For	For	For	For	For	For

		Proposal on classification, number and remuneration limit of executive officers	Original proposal approved	For	For	For	For	For	For	For

10	Jun. 1, 2009	Report on announcement of merger completion between KT and KT Freetel	Original proposal approved	For	For	For	For	For	For	For
C. Committees within the Board of Directors
(1) Status of committees within the Board of Directors

		Name		Note
		(Jan.14~Mar.6	Purpose of Establishment and	(As of March 6,
Title	Organization	‘09)	Authority	2009)
Evaluation and Compensation Committee	5 Outside Directors	3 Outside Directors	Matters on management agreement with the president and assessment of president	4 Outside Directors
		Jeong Suk Koh		Jeong Suk Koh
		(Chairperson)		(Chairperson)
		Si-Chin Kang		In-Man Song
		In-Man Song		Choon Ho Lee
Jeung Soo Huh
Executive Committee	3 Standing Directors	Suk-Chae Lee	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee
		(Chairperson)		(Chairperson)
		Jeong-Soo Suh		Sang Hoon Lee
		Jong-Lok Yoon*		Hyun-Myung Pyo
Related-party Transaction Committee	4 Outside Directors	4 Outside Directors	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Joon Park
		Paul C.Yi		(Chairperson)
		(Chairperson)		Jeong Suk Koh
		Jeong Suk Koh		Choon Ho Lee
		Joon Park		Jeung Soo Huh
In-Man Song
Corporate Governance Committee	5 Outside Directors, 1 Standing Director	—	Enhancement of corporate governance	E.Han Kim
(Chairperson),
Jeong Suk Koh,
Si-Chin Kang,
Joon Park,
Choon Ho Lee,
Hyun-Myung Pyo

		Name		Note
		(Jan.14~Mar.6	Purpose of Establishment and	(As of March 6,
Title	Organization	‘09)	Authority	2009)
Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies			—
1. Overview of the Board of Directors and Committees under the Board
D. Independence of Directors
Audit Committee	See V. Management and Affiliated Companies			—
B. Audit Committee

*	resigned as of January 22, 2009
(2) Main activities of committees
(a)	Evaluation and Compensation Committee

Independent and Non-Executive Directors
Jeong Suk
			Koh	Si-Chin Kang	In-Man Song
			Attendance	Attendance	Attendance
Meeting		Results	100%	100%	100%
Date	Agenda	on discussion	Voting Result
Feb.4, 2009	Proposal for remuneration standards and payment methods for the president and standing directors	Original proposal approved	For	For	For

	Proposal for limit on remuneration of directors	Original proposal approved	For	For	For

	Results of 2008 CEO management assessment	Request for revision	Against	Against	Against

	Proposal for president’s management index	Conditional approval	Conditional approval	Conditional approval	Conditional approval

Feb.6, 2009	Results of 2008 CEO management assessment	Original proposal approved	For	For	For

Feb. 18, 2009	Proposal for payment of long-term incentives	Original proposal approved	For	For	For

	Proposal to withhold payment of incentives to former CEO	Original proposal approved	For	For	For

Feb. 24, 2009	2009 CEO management goal	Original proposal approved	For	For	For

*	On March 6, 2009, new committee members were elected (Jeong Suk Koh, In-Man Song, Choon Ho Lee, Jeung Soo Huh)

Independent and Non-Executive Directors
			Jeong Suk	In-Man	Choon Ho	Jeung Soo
			Koh	Song	Lee	Huh
			Attendance	Attendance	Attendance	Attendance
Meeting		Results	100%	100%	100%	100%
Date	Agenda	of discussion	Voting Result
Apr. 29, 2009	Payment of long-term incentives for fiscal year 2009	Original proposal approved	For	For	For	For

	Plan for assessment of fiscal year 2009 performance indexes	Original proposal approved	For	For	For	For
(b)	Executive Committee

Executive Directors
			Suk-Chae	Jeong-Soo	Jong-Lok
			Lee	Suh	Yoon
			Attendance	Attendance	Attendance
Meeting		Results	100%	100%	100%
Date	Agenda	of discussion	Voting Result
Jan. 12, 2009	Proposal for the establishment, relocation and closing of branch offices	Original proposal approved	—	For	For

Feb. 16, 2009	Plan for issuance of bonds for the first half year	Original proposal approved	For	For	—

Feb. 24, 2009	Plan for relocation of branch offices	Original proposal approved	For	For	—

May 6, 2009	Proposal for renaming and relocation of branch offices	Original proposal approved	For	For	For

Jun. 1, 2009	Proposal for establishment, renaming and closure of branch offices	Original proposal approved	For	For	For
(c)	Corporate Governance Committee

Independent and Non-Executive Directors
			E.Han	Jeong	Si-Chin	Joon	Choon-
			Kim	Suk Koh	Kang	Park	Ho Lee
			Attendance	Attendance	Attendance	Attendance	Attendance
Meeting		Results	100%	100%	100%	100%	100%
Date	Agenda	of discussion	Voting Result
May. 20, 2009	Corporate governance benchmarks and related key issues	Original proposal approved	For	For	For	For	For
D. Independence of Directors
(1) Standards for appointment of directors
In order to ensure independency and transparency, the Outside Director Nominating Committee appoints outside director candidates to be nominated for election at the general meeting of shareholders. If necessary, the committee can appoint a research institution and establish a candidate nominating advisory council. Legally unqualified candidates are not nominated.

(2) Background for candidate nomination

Transaction with
company/ Relationship
Outside Director	Reason for nomination	Acting committee	with major shareholders
Jeong Suk Koh	Expertise in investment	Evaluation and compensation committee (Chairman), Related-party Transaction Committee	None
Choon-Ho Lee	Expertise in media business	Evaluation and compensation committee (Chairman), Related-party Transaction Committee	None
Jeong Soo Huh	Expertise in new and renewable energy	Evaluation and compensation committee (Chairman), Related-party Transaction Committee	None
(3) Separate committee established for nomination of outside director candidate
•	Appointment of Members and Chairman of the Outside Director Candidate Nominating Committee (January 20, 2009)

Name	Outside Director	Note
Paul C. Yi	O	At least half of the directors shall be Outside Directors (satisfied the requirement of Article 542-8 of the Commercial Code)
Jeong Suk Koh	O
Si-Chin Kang	O
In-Man Song	O
Joon Park	O
Jeong-Soo Suh	X

Executive
			Independent and Non-Executive Directors					Director
				Jeong Suk	Si-Chin	In-Man		Jeong-Soo
			Paul C. Yi	Koh	Kang	Song	Joon Park	Suh
			Attendance	Attendance	Attendance	Attendance	Attendance	Attendance
		Results	100%	100%	100%	100%	100%	100%
Meeting Date	Agenda	of discussion	Voting Result
Jan. 20	Support plan for the recommendation of Outside Director candidates	Original proposal approved	For	For	For	For	For	For

Jan.29	Appointment of outside director candidates	Original proposal received	For	For	For	For	For	For

Feb.4	Final nomination of candidates for Outside Directors — Choon-Ho Lee, Jeong-Soo Huh, E.Han Kim	Advisory council organized	For	For	For	For	For	For

2. Matters on Audit Procedure
A. Personal Information of Members of the Audit Committee (As of June 30, 2009)

Name	Experience
Si-Chin Kang	— Master in Business Administration, Korea University — Audit Committee, Standard Chartered First Bank — Auditor, Catholic Education Foundation
In-Man Song	— Ph.D in Business Administration, University of Wisconsin-Madison — IFRS Advisor, Financial Supervisory Service (present) — Professor, Graduate School of Business Sungkyunkwan University
Joon Park	— LL.M., Harvard Law School — Attorney-at-law, Kim&Chang, Seoul, Korea — Professor, College of Law, Seoul National University
E.Han Kim	— Ph.D. in finance, State University of New York at Buffalo
— Independent Director and Chairman of board of directors, POSCO
— Endowed Chair Professor and Director of Financial Research Center, University of Michigan
B. Audit committee independence
We have established an audit committee within our BOD and its members are elected at the general meeting of shareholders. All four of our audit committee members are outside directors and three of them are financial experts. The audit committee functions independently to KT and is entitled to request for information on business matters and evaluate KT financial status.

Transaction with
Outside			company/ Relationship
Director	Reason for nomination	Acting committee	with major shareholders
E.Han Kim	Expertise in finance	Chairman, audit committee	None
Si-Chin Kang	Expertise in finance	Audit committee (chairman)	None
In-Man Song	Expertise in finance	Audit committee, evaluation and compensation committee	None
Joon Park	Expertise in law	Audit committee, Related-party transaction committee	None
C. Audit committee main activities

Order	Date	Subject	Result of Discussion
First	Jan.14, 2009	Appointment of the Chairman of the Audit Committee	Chairman appointed
		Agreement of appointments and dismissals of internal auditors	Original proposal approved
Second	Jan.21, 2009	Report on approval of Financial Statements of the 27th Term	Original proposal received
		Report on Business Report of the 27th term	Original proposal received
		Report on final audit of fiscal year 2008	Original proposal received
Third	Feb. 4, 2009	Approval of consolidated company’s independent auditor and remuneration for fiscal year 2008	Revision requested
		Report on operational condition of internal accounting management system of Fiscal Year 2008	Original proposal received
		Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original proposal received
		Report on validity of audit committee	Original proposal received
		Report on 2008 audit results and 2009 audit plans	Original proposal received
Fourth	Feb. 6, 2009	Approval of independent auditor and remuneration of consolidated companies for Fiscal Year 2008	Original proposal approved
Fifth	Feb. 18, 2009	Report on agenda of 27th Annual General Meeting of Shareholders and results on document examination	Original report received

Order	Date	Subject	Result of Discussion
		Audit report for 27th Annual General Meeting of Shareholders	Original report received
		Written Opinion on operational status of internal compliance device of the Audit Committee	Reexamination requested
Sixth	Feb. 24, 2009	Report on operational condition of internal accounting management system of Fiscal Year 2007 (prepared by Audit Committee)	Original report received
		Written Opinion on operational status of internal compliance device of the Audit Committee	Original report received
Seventh	Mar. 20, 2009	Approval of remuneration to independent auditor for Fiscal Year 2009	Original proposal approved
		Approval of independent auditor and remuneration of consolidated companies for Fiscal Year 2009	Original proposal approved
		Report on consolidated financial statements audit for fiscal year 2008	Original report received
		Report on agenda of Extraordinary General Meeting of Shareholders and results on document examination	Original report received
3. Matters on Shareholder’s Exercise of Voting Right
A. Adoption of Cumulative Voting System
          Automatic introduction of the cumulative voting system following the completion of the privatization process in 2002.
B. Adoption of the Written Voting System or Electronic Voting
          Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)
C. Exercise of Minority Shareholders’ Rights
          The minority shareholders’ rights were exercised most recently at the 24th General Meeting of Shareholders in 2006.
24th General Meeting of Shareholders (March 10, 2006)

Contents of the
Minority
Shareholder	Shareholder’s Right	Purpose of Exercise	Result	Note
Jai Sik Ji and others	Shareholder proposal on the subject matter of the general meeting of shareholders	Recommendation of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-14 of the Securities and Exchange Act

Jai Sik Ji and others	Request for cumulative voting	Request for cumulative voting for appointment of Outside Director candidates who will also be members of the Audit Committee	Candidates recommended through shareholder proposals failed to be appointed at the General Meeting of Shareholders (cumulative voting)	Article 191-18 of the Securities and Exchange Act

4. Affiliated companies
(As of June 30, 2009)

VI. Management and Employees
1. Remuneration to Executive Officers
A. Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

				(Unit: in hundred millions of Won)
		Amount Approved by	Average
	Total	the General Meeting of	Amount Paid	Fair Value of
Category	Amount Paid	Shareholders	per Person	Stock Option	Weight	Reference
3 Standing Directors	4.26	45	1.42	—	—	—
7 Outside Directors	2.1		0.3	—	—	—

*	Performance-based compensation made at year end.
B. Grant and Exercise of Stock Option

As of June 30, 2009									(Unit: Won, shares)
			Shares to
			be given
		Date of	upon	Type of	Changed Volume				Period for	Exercise
Holder	Position	Grant	exercise	Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price
Woo Sik Kim	Standing Director	3/25/2002	Treasury Share	Common Share	4,171	—	—	4,171	3/25/2005 to 3/24/2010	62,814
Won Pyo Hong	Standing Director	3/25/2002	Treasury Share	Common Share	4,171	—	—	4,171	3/25/2005 to 3/24/2010	62,814
Min Hee Lee	Standing Director	3/25/2002	Treasury Share	Common Share	4,171	—	—	4,171	3/25/2005 to 3/24/2010	62,814
Ju-Young Song	Standing Director	3/25/2002	Treasury Share	Common Share	4,171	—	—	4,171	3/25/2005 to 3/24/2010	62,814
Lee-Sun Kim	Standing Director	3/25/2002	Treasury Share	Common Share	3,883	—	—	3,883	3/25/2005 to 3/24/2010	62,814
Yong Kyung Lee	Standing Director	12/26/2002	Treasury Share	Common Share	300,000	—	46,900	253,100	12/27/2004 to 12/26/2009	70,000
Tae-Won Chung	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	54,855	45,145	12/27/2004 to 12/26/2009	70,000
Young-Han Song	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	31,283	28,717	12/27/2004 to 12/26/2009	70,000
Ahn-Yong Choi	Standing Director	12/26/2002	Treasury Share	Common Share	60,000	—	27,830	32,170	12/27/2004 to 12/26/2009	70,000
Hong-Sik Chun	Standing Director	12/26/2002	Treasury Share	Common Share	100,000	—	87,500	12,500	12/27/2004 to 12/26/2009	70,000
Jung-Eung Kim	Outside Director	9/8/2003	Treasury Share	Common Share	7,120	—	3,524	3,596	9/9/2005 to 9/8/2010	41,711
Il-Chong Nam	Outside Director	9/8/2003	Treasury Share	Common Share	7,120	—	3,524	3,596	9/9/2005 to 9/8/2010	41,711
Sung-Chul Jun	Outside Director	9/8/2003	Treasury Share	Common Share	7,120	—	3,524	3,596	9/9/2005 to 9/8/2010	41,711
Young-Ju Cho	Standing Director	9/8/2003	Treasury Share	Common Share	43,154	—	2,345	40,809	9/9/2005 to 9/8/2010	41,711
In-Mu Huh	Executive Officer	9/8/2003	Treasury Share	Common Share	28,769		25,533	3,236	9/9/2005 to 9/8/2010	41,711
Ju-Young Song	Executive Officer	9/8/2003	Treasury Share	Common Share	28,769		1,524	27,245	9/9/2005 to 9/8/2010	41,711
Min-Hee Lee	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		1,173	20,404	9/9/2005 to 9/8/2010	41,711
Su-Sung Jung	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		1,173	20,404	9/9/2005 to 9/8/2010	41,711
Suh-Hwan Cho	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		1,173	20,404	9/9/2005 to 9/8/2010	41,711
Hyun-Myung Pyo	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		1,173	20,404	9/9/2005 to 9/8/2010	41,711
Hun-Chul Shin	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		19,779	1,798	9/9/2005 to 9/8/2010	41,711

			Shares to
			be given
		Date of	upon	Type of	Changed Volume				Period for	Exercise
Holder	Position	Grant	exercise	Share	Granted	Exercised	Revoked	Unexercised	Exercise	Price
Moon-Ho Lee	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		1,173	20,404	9/9/2005 to 9/8/2010	41,711
Tae-Bum Roh	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		7,975	13,602	9/9/2005 to 9/8/2010	41,711
Ki-Chul Kim	Executive Officer	9/8/2003	Treasury Share	Common Share	21,577		1,173	20,404	9/9/2005 to 9/8/2010	41,711
Hyun-June Chang	Standing Director	9/16/2003	Treasury Share	Common Share	5,200	—	2,200	3,000	9/17/2005 to 9/16/2010	57,000
Hui-Chang Roh	Standing Director	2/4/2005	Treasury Share	Common Share	60,000	—	16,847	43,153	2/5/2007 to 2/4/2012	54,600
Hong-Ki Kim	Outside Director	3/4/2005	Treasury Share	Common Share	6,976	—	—	6,976	3/5/2007 to 3/4/2012	42,684
Jae-Chul Lee	Outside Director	3/4/2005	Treasury Share	Common Share	6,976	—	—	6,976	3/5/2007 to 3/4/2012	42,684
Ki-Kwon Doh	Outside Director	3/4/2005	Treasury Share	Common Share	6,976	—	—	6,976	3/5/2007 to 3/4/2012	42,684
Duk-Nam Hwang	Outside Director	3/4/2005	Treasury Share	Common Share	6,976	—	—	6,976	3/5/2007 to 3/4/2012	42,684
Hoon Han	Executive Officer	3/4/2005	Treasury Share	Common Share	21,577	—	5,967	15,610	3/5/2007 to 3/4/2012	42,684
Young-Do Hong	Executive Officer	3/4/2005	Treasury Share	Common Share	21,577	—	3,736	17,841	3/5/2007 to 3/4/2012	42,684
Tae-Kun Kim	Executive Officer	3/4/2005	Treasury Share	Common Share	21,577	—	3,736	17,841	3/5/2007 to 3/4/2012	42,684
Total	—	—	—	—	1,093,070	—	355,620	737,450	—	—
The weighted-average exercise price of the unexercised stock options: Won 57,476.
Remarks:
(1) Unexercised stock options of former KT Freetel and its respective exercising prices have been adjusted and incorporated in accordance with the exchange ratio stipulated in the merger agreement. (total of 319,665 shares have been added)
(2) Position is as of the date of the stock option grant.
(3) Difference between the number of shares granted and the number shares with stock option unexercised: due to adjustment of number of granted shares that are dependent on management results and duration of continuous service
2. Current Status of Employees

(As of June 30, 2009)					(Unit: persons, in millions of Won)
			Average Years	Total
Number of Employees *			in Continuous	Payroll for first	Average Payroll
Regular	Other	Total	Service	half	per Person	Note
36,587	220	36,807	19.2	1,003,787	28.28	—
1)    Number of employees is as of end of June 2009 (excluding directors)
2)    Former KT Freetel employee payroll has been reflected for the month of June
3)    Average payroll per person has been calculated based on the average number of employees for the first half of 2009 (35,489 persons)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2009 KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director